EXHIBIT 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER
DATED AS OF AUGUST 29, 2002,
AMONG ADMIRALTY BANCORP, INC.,
RBC CENTURA BANKS, INC. AND
ROYAL BANK OF CANADA

     WHEREAS, Admiralty Bancorp, Inc., a Delaware corporation (“Admiralty”), RBC Centura Banks, Inc., a North Carolina corporation (“RBC Centura”), and Royal Bank of Canada, a Canadian chartered bank (“Royal Bank”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 29, 2002, pursuant to which a direct or indirect wholly owned subsidiary of Royal Bank will merge with and into Admiralty, with Admiralty being the corporation surviving such merger;

     WHEREAS, the Merger Agreement may be amended or modified at any time, by an agreement in writing executed by the parties thereto pursuant to Section 9.02; and

     WHEREAS, the parties to the Merger Agreement desire that the Closing Date (as such term is defined in the Merger Agreement) be January 6, 2003.

     NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and agreements contained in the Merger Agreement, the parties hereto agree that Section 2.02 of the Merger Agreement is hereby amended to read as follows:

     “The Merger shall become effective upon the filing, in the office of the Secretary of State of the State of Delaware, of a certificate of merger in accordance with Section 251 of the DGCL, or at such later date and time as may be set forth in such certificate. Provided that all of the conditions set forth in Article VII (other than conditions relating solely to the delivery of documents dated the Closing Date) have been satisfied or waived in accordance with the terms of this Agreement by January 6, 2003, subject to the terms of this Agreement, the date on which the parties shall cause the Merger to become effective (the “Closing Date”) shall be January 6, 2003. If each of the conditions set forth in Article VII (other than conditions relating solely to the delivery of documents dated the Closing Date) are not satisfied or waived in accordance with the terms of this Agreement by January 6, 2003, the Closing Date shall be (1) on a day within ten business days after the last of the conditions set forth in Article VII (other than conditions relating solely to the delivery of documents dated the Closing Date) shall have been satisfied or waived in accordance with the terms of this Agreement (or, at the election of the Acquiror, on the last business day of the month in which such day occurs) or (2) on such date as the parties may agree in writing.”

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in counterparts by their duly authorized officers, all as of October 25, 2002.

ROYAL BANK OF CANADA	RBC CENTURA BANKS, INC.

By: /s/ Peter W. Currie	By: /s/ H. Kel Landis III

Name: Peter W. Currie	Name: H. Kel Landis III
Title: Vice Chairman and Chief Financial Officer	Title: Chief Executive Officer

By: /s/ Jim Rager	By: /s/ Shauneen Bruder

Name: Jim Rager	Name: Shauneen Bruder
Title: Vice Chairman	Title: President

ADMIRALTY BANCORP, INC

By: /s/ Ward Kellogg

Name: Ward Kellogg
Title: President

By: /s/ Kevin M. Sacket

Name: Kevin M. Sacket
Title: Treasurer